PROSPECTUS SUPPLEMENT (to prospectus dated September 16, 2009 and the prospectus supplements dated	Filed Pursuant to Rule 424(b)(3)
September 25, 2009, October 9, 2009, and October 16, 2009)	Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10 3/8%/11 1/8% Senior Toggle Notes due 2017

$1,015,000,000 11 5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 16, 2009 and the prospectus supplements dated September 25, 2009, October 9, 2009, and October 16, 2009.

See “Risk Factors” beginning on page 5 of the prospectus and page 31 of our Form 10-Q filed with the SEC on October 9, 2009 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is January 6, 2010.

1

BIOMET ANNOUNCES FINANCIAL RESULTS FOR SECOND QUARTER OF FISCAL YEAR 2010

WARSAW, Ind., January 6, 2010 – Biomet, Inc. announced today financial results for its second fiscal quarter ended November 30, 2009.

•	Net sales increased 8% to $696 million worldwide and increased 8% in the U.S.

•	Knee sales increased 15% worldwide, with U.S. growth of 11%

•	Reported net loss of $7 million improved from a net loss of $40 million for the second quarter of fiscal 2009

Net sales increased 8% during the second fiscal quarter ended November 30, 2009, to $695.6 million from $642.8 million during the second quarter of fiscal year 2009.

U.S. sales increased 8% during the quarter to $408.2 million; Europe sales increased 6% to $206.2 million; and International (primarily Canada, South America, Mexico and the Pacific Rim) sales increased 20% to $81.2 million.

Reported operating income totaled $94.1 million during the second quarter of fiscal year 2010 compared to $80.0 million for the second quarter of fiscal year 2009.

The Company recorded a net loss of $7.2 million, on a reported basis, during the second quarter of fiscal 2010 compared to a reported net loss of $39.7 million for the second quarter of fiscal 2009.

During the second quarter of fiscal year 2010, interest expense was $130.1 million compared to $139.2 million during the second quarter of fiscal year 2009, primarily due to lower interest rates on floating rate debt.

Biomet’s President and Chief Executive Officer Jeffrey R. Binder remarked, “The Biomet team continued to deliver strong sales growth in orthopaedic reconstructive devices during the second quarter, driven by an 11% growth rate for U.S. knee sales and an increase of 7% for U.S. hip sales. Our extremity reconstructive sales continued to ramp at a rate of 44% in the U.S. during the quarter and we posted double-digit sales growth for our biologics franchise, which is also reported in reconstructive sales. Additional product categories contributing to our second quarter consolidated sales growth were spine hardware, sports medicine, and craniomaxillofacial fixation.”

	Second Quarter Sales Performance
	Worldwide Reported Quarter 2 - 2010	Worldwide Reported Growth %	United States Growth %

Reconstructive	$528.4	9%	9%

Hips		8%	7%
Knees		15%	11%
Dental		-5%	-8%
Extremities		29%	44%
Other		5%	-1%

Fixation	57.0	-2%	-3%
Spine	58.9	7%	7%
Other	51.3	10%	16%

Total Sales	$695.6	8%	8%

Products that principally contributed to the strong growth were the primary and revision components of the Vanguard® Complete Knee System, E1™ antioxidant infused tibial bearings, the Signature™ Personalized Patient Care program, and Regenerex® primary tibial trays.

Biomet’s hip sales increased driven by 7% growth in the U.S. from sales of a broad range of acetabular products, including Ringloc® and Regenerex® Ringloc®+ Cups, E1™ antioxidant infused bearings, Biolox delta™ Ceramic Femoral Heads1, and M2a-Magnum™ Tri-Spike™ Cups. The Exceed ABT™ Advanced Bearing Technologies System2 experienced strong growth in Europe during the quarter. Hip stems that contributed to sales growth during the second quarter were the conventional and Microplasty® versions of the Taperloc® Hip Stem and the Echo® Hip System.

Global extremity sales increased due to continued strong demand for the Comprehensive® Primary and Reverse Shoulder Systems, the Comprehensive® Fracture Shoulder System, the Copeland™ Shoulder and the Discovery® Elbow. The anatomical and reverse versions of the T.E.S.S. Shoulder System3 are also driving extremity sales in Europe.

Dental reconstructive device sales decreased during the second quarter of fiscal 2010 as a result of the continued impact from the global economic downturn. The Encode Complete System was launched in Europe during the second quarter and experienced strong market acceptance on a global basis.

During the second quarter, fixation sales decreased. Positive growth for craniomaxillofacial fixation sales was more than offset by the decreased sales of internal fixation, external fixation and electrical stimulation devices. The TraumaOne™ Fixation System continued to be a primary contributor to the second quarter fixation sales growth.

Spine sales increased during the second quarter as a result of strong growth of thoracolumbar and spacer products. Products contributing to sales growth included the Polaris™ Deformity System; several spacer devices including the Solitaire™ PEEK-OPTIMA®4 Anterior Spine System; and the MaxAn™ Anterior Cervical Plate System5; as well as the Synergy™ and Array® Spinal Systems in Europe.

Sales of “other” products increased due as double-digit sales growth for sports medicine products was partially offset by decreased sales of softgoods and bracing products. Sports medicine products driving growth during the quarter included the ToggleLoc™ Femoral Fixation Device with ZipLoop™ Technology, the ZipTight™ Fixation System, the ComposiTCP™ Interference Screw and the MicroMax™ Flex Suture Anchors.

[1]	Biolox delta™ is a trademark of CeramTec AG.
[2]	The Exceed ABT™ Advanced Bearing Technologies System is not available for sale in the United States.
[3]	The T.E.S.S. Shoulder System is not available for sale in the United States.
[4]	PEEK-OPTIMA® is a registered trademark of Invibio® Biomaterial Solutions.
[5]	The MaxAn™ Cervical Plate System incorporates technology developed by Gary K. Michelson, M.D.

All trademarks herein are the property of Biomet, Inc. or its subsidiaries unless otherwise indicated.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three and six months ended November 30, 2009 and 2008 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects purchase accounting adjustments related to the merger referenced below.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Merger

Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., on September 25, 2007, which we refer to in this press release as the “merger date.” LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer at (574) 372-1687 or Barbara Goslee, Director, Corporate Communications at (574) 372-1514.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the success of the Company’s principal product lines; the results of ongoing investigations by the United States Department of Justice and the United States Securities and Exchange Commission; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Corporate Integrity Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the possible enactment of federal or state health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.

Biomet, Inc.

Product Net Sales

Three Month Period Ended November 30, 2009 and November 30, 2008

(In millions, unaudited)

	Q2 2010	Q2 2009	Reported Growth %
Reconstructive	$528.4	$483.3	9%
Fixation	57.0	58.0	(2)%
Spine	58.9	55.3	7%
Other	51.3	46.2	10%

Total Sales	$695.6	$642.8	8%

Biomet, Inc.

Product Net Sales

Six Month Period Ended November 30, 2009 and November 30, 2008

(In millions, unaudited)

	1H 2010	1H 2009	Reported Growth %
Reconstructive	$991.2	$932.6	6%
Fixation	116.9	118.3	(1)%
Spine	118.1	106.5	11%
Other	99.5	92.4	8%

Total Sales	$1,325.7	$1,249.8	6%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Three Month Period Ended November 30, 2009 and November 30, 2008

(In millions, unaudited)

	Q2 2010	Q2 2009	Reported Growth %
Geographic Segments:
United States	$408.2	$379.5	8%
Europe	206.2	195.4	6%
International	81.2	67.9	20%

Total Sales	$695.6	$642.8	8%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Six Month Period Ended November 30, 2009 and November 30, 2008

(In millions, unaudited)

	1H 2010	1H 2009	Reported Growth %
Geographic Segments:
United States	$808.3	$747.9	8%
Europe	361.0	364.8	(1)%
International	156.4	137.1	14%

Total Sales	$1,325.7	$1,249.8	6%

Biomet, Inc.

Balance Sheets

(In millions, unaudited)

	(Preliminary) November 30, 2009	May 31, 2009

Assets
Cash and cash equivalents	$117.6	$215.6
Accounts receivable, net	558.9	511.1
Income tax receivable	12.8	20.0
Inventories	555.6	523.9
Current deferred income taxes	79.5	78.4
Prepaids and other current assets	47.4	39.1
Property, plant and equipment, net	670.1	636.1
Intangible assets, net	5,618.6	5,680.0
Goodwill	4,876.2	4,780.5
Other assets	105.6	116.2

Total Assets	$12,642.3	$12,600.9

Liabilities and Shareholder’s Equity
Current liabilities	$497.1	$550.0
Short-term borrowings	38.3	81.2
Long-term debt	6,184.1	6,131.5
Deferred income taxes, long-term	1,754.4	1,816.3
Other long-term liabilities	197.7	181.6
Shareholder’s equity	3,970.7	3,840.3

Total Liabilities and Shareholder’s Equity	$12,642.3	$12,600.9

Biomet, Inc.

Consolidated Statements of Cash Flows

(In millions, unaudited)

	(Preliminary) Six Months Ended November 30, 2009	Six Months Ended November 30, 2008
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net loss	$(30.0)	$(99.6)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	279.6	261.4
Amortization of deferred financing costs	5.6	5.7
Stock based compensation expense	9.5	18.8
Provision (recovery) for doubtful accounts receivable	(5.8)	(3.5)
Loss on investments	(1.2)	6.5
Provision for inventory obsolescence	8.8	0.4
Deferred income taxes	(77.8)	(69.7)
Other	5.1	(0.1)
Changes in operating assets and liabilities:
Accounts receivable	(27.7)	(40.5)
Inventories	(31.9)	(25.5)
Prepaid expenses	(6.2)	(2.6)
Accounts payable	(9.1)	(6.7)
Income tax receivable (payable)	22.9	(5.7)
Accrued interest	(0.6)	(0.8)
Other	(60.1)	9.5

Net cash provided by operating activities	81.1	47.6

CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Net proceeds (purchases) from sale and purchase of investments	2.5	—
Capital expenditures	(106.0)	(92.9)
Acquisitions, net of cash acquired	(9.0)	(2.2)

Net cash provided by (used in) investing activities	(112.5)	(95.1)

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Proceeds under revolving credit agreements	20.1	190.7
Payments under revolving credit agreements	(68.0)	(16.8)
Payments under senior secured credit facility	(17.9)	(18.2)
Equity:
Capital contributions	—	1.9
Repurchase of common shares	(1.1)	(0.6)

Net cash provided by financing activities	(66.9)	157.0
Effect of exchange rate changes on cash	0.3	(7.8)

Increase (decrease) in cash and cash equivalents	(98.0)	101.7
Cash and cash equivalents, beginning of period	215.6	127.6

Cash and cash equivalents, end of period	$117.6	$229.3

Biomet, Inc.

As Reported Consolidated Statements of Operations

(In millions, unaudited)

	Three Months Ended November 30, 2009	Three Months Ended November 30, 2008
Net sales	$695.6	$642.8
Cost of sales	213.6	194.9

Gross profit	482.0	447.9
Gross profit percentage	69.3%	69.7%

Selling, general and administrative	267.4	254.7
Research and development	25.2	23.4
Amortization	95.3	89.8

Operating income	94.1	80.0
Percentage of Sales	13.5%	12.4%

Other expense (income), net	(10.6)	11.6
Interest expense	130.1	139.2

Loss before income taxes	(25.4)	(70.8)

Income taxes	(18.2)	(31.1)

Tax rate	71.7%	43.9%

Net loss	$(7.2)	$(39.7)

Percentage of Sales	-1.0%	-6.2%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(In millions, unaudited)

	Six Months Ended November 30, 2009	Six Months Ended November 30, 2008
Net sales	$1,325.7	$1,249.8
Cost of sales	398.9	376.4

Gross profit	926.8	873.4
Gross profit percentage	69.9%	69.9%

Selling, general and administrative	513.4	508.2
Research and development	50.1	46.9
Amortization	190.1	181.3

Operating income	173.2	137.0
Percentage of Sales	13.1%	11.0%

Other expense (income), net	(14.9)	20.6
Interest expense	261.6	280.3

Loss before income taxes	(73.5)	(163.9)

Income taxes	(43.5)	(64.3)

Tax rate	59.2%	39.3%

Net loss	$(30.0)	$(99.6)

Percentage of Sales	-2.3%	-8.0%